CLEARY GOTTLIEB STEEN & HAMILTON LLP

CGS&H Limited Liability Company
Paveletskaya Square, 2, Building 3, 10th floor
Moscow, Russia 115054
Ph. (7-495) 660-8500
Fax (7-495) 660-8505
www.clearygottlieb.com

RECEIVED

2008 MAR 17 A 8:32

[redacted]

08001294

March 12, 2008

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(l)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith pursuant to subparagraph (b)(l)(i) one copy of disclosure materials the Company has disclosed as required by mandatory provisions of Russian law.

If you have any questions or require any further information, please do not hesitate to contact me at (7 495) 660 8500.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

Sincerely,

Julia Romanova

dlw 3/18

Enclosure

[Moscow #93182 v1]

RECEIVED
2008 MAR 17 A 8:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Federal Service on Financial Markets

9 Leninsky prosp.,V-49, GSP-1, Moscow, 117939

Disclosure of Information that May Materially Affect the Value of the Joint-Stock Company's Securities

1. General information	
1.1. Full corporate name of the Issuer	***Open Joint Stock Company of Energy and Electrification Mosenergo***
1.2. Abbreviated corporate name of the Issuer	***OAO Mosenergo***
1.3. Location of the Issuer	***8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035***
1.4. Principal state registration number of the Issuer	***1027700302420***
1.5. Taxpayer Identification Number of the Issuer	***7705035012***
1.6. The Issuer's unique code assigned by the registration authority	***00085-A***
1.7. Web page address used by the Issuer for the disclosure of information	***www.mosenergo.ru***

2. Subject matter of the disclosure

Reporting period, for which the joint-stock company's financial (accounting) statements have been prepared, in which material mistakes have been identified: comparative data of the balance sheet as of December 31, 2006 forming part of the consolidated interim condensed financial statements for 9 months ended September 30, 2007, and comparative data as of December 31, 2006 and December 31, 2005 in the report of changes in equity for 9 months ended September 30, 2007 have been recalculated.
Type of financial (accounting) statements of the joint-stock company, in which material mistakes have been identified (consolidated statements or statements of legal entity): consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS).
Description of mistakes identified in the joint-stock company's financial (accounting) statements:
In 2007, OAO Mosenergo engaged a qualified actuary for the assessment of its post-retirement payment obligations. As a result of the actuarial assessment and the application of IAS 19, Mosenergo believes that material post-retirement payment obligations of RUR 1,163 million and RUR 1,203 million should have been recognized in the consolidated financial statements for the years ended December 31, 2006 and December 31, 2005, respectively. Accordingly, OAO Mosenergo has recalculated certain comparative financial information included in the consolidated interim condensed financial statements for the nine months ended September 30, 2007.

The effect of the recognition of these obligations is the increase of the accumulated loss at December 31, 2006 by RUR 884 million and at December 31, 2005 by RUR 914 million with the increase in post-retirement payment obligations at December 31, 2006 by RUR 1,163 million and at December 31, 2005 by RUR 1,203 million. Deferred tax liabilities have been accordingly adjusted by RUR 279 million and RUR 289 million at December 31, 2006 and December 31, 2005, respectively.

3. Signature

3.1. ***First Deputy General Director for Financial and Economic Matters, Logistics and Sales***
Power of Attorney No. 12-07/001-3 dated July 4, 2005.

A.A. Negomedzyanov

____
(signature)

Chief Accountant ______________ (signature) ***T.P. Dronova***

3.2. Date: March _____, 2008 [seal]

Disclosure of a Material Fact

"Information on the Deadline for Fulfillment of the Issuer's Obligations to Holders of its Bonds"

1. General information	
1.1. Full corporate name (or name, for a non-commercial organization) of the Issuer	***Open Joint Stock Company of Energy and Electrification Mosenergo***
1.2. Abbreviated corporate name of the Issuer	***OAO Mosenergo***
1.3. Location of the Issuer	***8 Raushskaya Naberezhnaya, Moscow, Russian Federation, 115035***
1.4. Principal state registration number of the Issuer	***1027700302420***
1.5. Taxpayer Identification Number of the Issuer	***7705035012***
1.6. The Issuer's unique code assigned by the registration authority	***00085-A***
1.7. Web page address used by the Issuer for the disclosure of information	***www.mosenergo.ru***

2. Subject matter of the disclosure
2.1. Type, category, series and other identification characteristics of the Issuer's securities: ***non-convertible interest-bearing certificated bearer bonds of series 02 that are subject to mandatory centralized custody (the "Bonds").***   2.2. State registration number of the issue (additional issue) of securities and date of state registration: ***4-03-00085-A dated January 26, 2006.***   2.3. The Issuer's obligation, and for monetary obligation or other obligation that may be expressed in monetary terms – the amount of such obligation in monetary terms: ***payment of 3rd coupon yield on the Bonds. Total amount of the 2nd coupon yield payable with respect to the Bonds is one hundred and ninety million seven hundred fifty thousand (190,750,000) rubles.***   2.4. Date on which the Issuer's obligation must be fulfilled, and if the Issuer is required to fulfill such obligation within a certain period – expiry date of such period: ***February 28, 2008.***   2.5. Fact of fulfillment (non-fulfillment) of the Issuer's obligation: ***the obligation has been fulfilled.***   2.6. In the event of non-fulfillment by the Issuer of its obligation – a reason for such non-fulfillment, and for monetary obligation or other obligation that may be expressed in monetary terms – the amount of such non-fulfilled obligation in monetary terms: ***the obligation has been fulfilled.***

3. Signature
3.1. Director (Corporate Governance) _______________ **A.N. Zharikov**   (signature)   acting on the basis of the Power of Attorney No. 12-07/013-5 dated October 2, 2006
3.2. Date: February 28, 2008 [seal]

END